                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          ___________________________

                                 SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                                   MESA Inc.
                              __________________
                               (Name of issuer)

                         Common Stock, $.01 Par Value
                       ________________________________
                        (Title of class of securities)

                                   590911103
                               ________________
                                (CUSIP number)

Dennis R. Washington                      Marvin Davis
c/o  Washington Corporations              Davis Companies
101 International Way                     2121 Avenue of the Stars, Suite 2800
Missoula, Montana  59807                  Los Angeles, California  90067
(406) 523-1300                            (310) 551-1470

David H. Batchelder                       Dorn Parkinson
Batchelder & Partners, Inc.               c/o Washington Corporations
4330 La Jolla Village Drive, Suite 200    101 International Way
San Diego, California 92122               Missoula, Montana  59807
(619) 456-6655                            (406) 523-1300
           ________________________________________________________
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:

Scott R. Haber                            Kendall R. Bishop
Latham & Watkins                          O'Melveny & Myers
505 Montgomery Street, Suite 1900         1999 Avenue of the Stars, 7th Floor
San Francisco, California 94111           Los Angeles, California  90067
(415) 391-0600                            (310) 553-6700

                                 July 11, 1995
           _________________________________________________________
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement:  [ ]

                               Page 1 of 11 Pages
                          Exhibit Index is on Page 5
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          This Amendment No. 2 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed June 29, 1995, as amended (the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of MESA Inc., a Texas corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          On July 11, 1995, David Batchelder and Dorn Parkinson sent a letter to the Board of Directors of the Company regarding management's proposal that the Board of Directors authorize Lehman Brothers to work with management to seek indications of interest from potential buyers or merger partners. The letter also expressed concern over statements made by the Company's Chairman concerning "merger and sell-out possibilities" and a possible restructuring of the Company.

          The letter further discussed issues related to the Company's "poison pill" Rights Plan adopted on July 6, 1995. The "poison pill" contains provisions which, under certain circumstances, could allow the Company's stockholders, other than a person or group of persons who beneficially own more than 10% of the Shares, to purchase Shares at half price. The effect of this device would be to substantially dilute the holdings of the person or group of persons who beneficially own more than 10% of the Shares. The Reporting Persons currently hold an aggregate of 9.4% of the outstanding Shares.

          Pursuant to the Company's Articles of Incorporation and Bylaws, holders of 20% of the outstanding Shares have the right to request the Company to call a special meeting of stockholders. Company counsel has orally informed the Reporting Persons that by virtue of making such a request, stockholders who request the Company to call a special meeting of stockholders would be deemed to have acquired beneficial ownership of more than 10% of the Shares under the "poison pill," unless the requests are obtained through a public proxy or consent solicitation. If Company counsel were correct, the "poison pill" would adversely affect the ability of stockholders to exercise their right to request a special meeting. The Reporting Persons have previously announced their intention to seek to call a special meeting of shareholders for the purpose of electing a majority of directors who would be committed to exploring all alternatives for maximizing shareholder value.

          A copy of the July 11, 1995 letter is filed herewith as Exhibit 2 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          -------------------------------------------------------------

          Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:

          As previously reported in the Schedule 13D, Batchelder & Partners, Inc. ("BPI") has entered into an agreement with Dennis Washington under which BPI would have the right to receive a percentage of the profits realized by Mr. Washington on his investment in the Company's securities through December 31, 1995. On July 11, 1995 that agreement was amended to extend the date to December 31, 1996.

          As previously reported in the Schedule 13D, BPI has entered into an agreement with Davis Companies under which BPI would have the right to receive a percentage of the profits realized by Davis Companies and its affiliates on their investments in the Company's securities through December 31, 1995. On July 11, 1995 that agreement was amended to extend the date to December 31, 1996.

          A copy of each amendment referred to in this Item 6 is attached hereto as Exhibits 3 and 4, respectively, and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------


Exhibit 1 Joint Filing Agreement (incorporated by reference to the Schedule 13D filed June 29, 1995)

Exhibit 2 Letter dated July 11, 1995 from David Batchelder and Dorn Parkinson to the Directors of MESA Inc.

Exhibit 3 Letter Agreement dated July 11, 1995 between Batchelder & Partners, Inc. and Dennis R. Washington

Exhibit 4 Letter Agreement dated July 11, 1995 between Batchelder & Partners, Inc. and Davis Companies

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 1995
                                       /s/ Dennis R. Washington
                                    -----------------------------
                                    Dennis R. Washington


                                       /s/ David H. Batchelder
                                    -----------------------------
                                    David H. Batchelder


                                       /s/ Dorn Parkinson
                                    -----------------------------
                                    Dorn Parkinson

                                    Davis Acquisition, L.P.

                                    By:  Davis Companies
                                    Its: General Partner

                                    By:    /s/ Marvin Davis
                                        -------------------------
                                    Name:  Marvin Davis
                                    Its:   President


                                    Davis Companies

                                    By:    /s/ Marvin Davis
                                        -------------------------
                                    Name:  Marvin Davis
                                    Its:   President


                                    Marvin and Barbara Davis
                                    Revocable Trust

                                    By:    /s/ Marvin Davis
                                        -------------------------
                                    Name:  Marvin Davis
                                    Its:   Trustee

                                       /s/ Marvin Davis
                                    -----------------------------
                                    Marvin Davis

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                                 EXHIBIT INDEX
                                 -------------





  Exhibit 1 Joint Filing Agreement (incorporated by reference to the Schedule 13D filed June 29,
                                    1995)

  Exhibit 2 Letter dated July 11, 1995 from David Batchelder and Dorn Parkinson to the Directors of MESA Inc.

  Exhibit 3 Letter Agreement dated July 11, 1995 between Batchelder & Partners, Inc. and Dennis R. Washington

  Exhibit 4 Letter Agreement dated July 11, 1995 between Batchelder & Partners, Inc. and Davis Companies